Exhibit 99.2

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

TABLE OF CONTENTS

Page
Interim Condensed Consolidated Financial Statements – in US Dollars (USD) in thousands
Interim Condensed Consolidated Balance Sheets	F-2 - F-3
Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss	F-4
Interim Condensed Consolidated Statements of Changes in Equity	F-5 - F-6
Interim Condensed Consolidated Statements of Cash Flows	F-7 - F-8
Notes to the Interim Condensed Consolidated Financial Statements	F-9 - F-14

F-1

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	1,520	2,828
Short-term deposit	3,498	3,498
Accounts receivables - trade	22	18
Other current assets	352	290
Inventory	138	180
	5,530	6,814

NON-CURRENT ASSETS:
Inventory	209	260
Property and equipment, net	110	120
Intangible assets, net	16	16
	335	396

TOTAL ASSETS	5,865	7,210

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-2

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payables - trade	82	190
Other current liabilities	635	767
	717	957
NON-CURRENT LIABILITIES:
Contract liability	118	118
Warrants at fair value	496	559
Retirement benefit obligation , net	65	65
	679	742
TOTAL LIABILITIES	1,396	1,699

EQUITY:
Ordinary share capital	5,292	5,292
Share premium	55,040	55,040
Other capital reserves	368	330
Warrants	730	730
Accumulated deficit	(56,961)	(55,881)
TOTAL EQUITY	4,469	5,511

TOTAL LIABILITIES AND EQUITY	5,865	7,210

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-3

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	USD in thousands
Revenues	67	114	467
Cost of revenues:
Products and services	38	47	219
Inventory impairment	45	297	297
Gross loss	(16)	(230)	(49)
Research and development expenses	491	475	2,208
Sales and marketing expenses	262	146	846
General and administrative expenses	383	1,389	3,005
Operating loss	(1,152)	(2,240)	(6,108)
Profit from changes in fair value of warrants issued to investors	63	197	3,502
Financial income in respect of deposits and exchange differences, net	16	37	71
Financial expenses in respect of bank commissions	(3)	(3)	(17)
Financial income, net	76	231	3,556
Loss before taxes on income	(1,076)	(2,009)	(2,552)
Taxes benefit (Taxes on income)	(4)	(4)	7
Loss and total comprehensive loss for the period	(1,080)	(2,013)	(2,545)

Basic loss per ordinary share	(0.01)	(0.04)	(0.02)
Diluted loss per ordinary share	(0.01)	(0.04)	(0.02)

Weighted average number of ordinary shares outstanding used to compute (in thousands)

Basic loss per ordinary share	191,786	46,537	125,685
Diluted loss per ordinary share	191,786	46,537	129,690

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-4

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	Unaudited
	USD in thousands
BALANCE AS OF JANUARY 1, 2018 (Audited)	5,292	55,040	909	538	(1,117)	730	(55,881)	5,511
CHANGES DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2018:

Total comprehensive loss for the period	-	-	-	-	-	-	(1,080)	(1,080)

TRANSACTIONS WITH SHAREHOLDERS:
stock-based compensation in connection with options granted to employees and service providers	-	-	38	-	-	-	-	38
TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	-	38	-	-	-	-	38
BALANCE AS OF MARCH 31, 2018	5,292	55,040	947	538	(1,117)	730	(56,961)	4,469

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-5

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Receipts on shares account	Warrants	Accumulated deficit	Total equity
	Unaudited
	USD in thousands
BALANCE AS OF JANUARY 1, 2017 (Audited)	1,189	53,817	779	538	(1,117)	-	1,057	(53,336)	2,927
CHANGES DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2017 -

Total comprehensive loss for the period	-	-	-	-	-	-	-	(2,013)	(2,013)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	1,344	179	221	-	-	-	-	-	1,744
Exercise of warrants, net	178	124	-	-	-	-	-	-	302
Receipts on shares account	-	-	-	-	-	686	-	-	686
stock-based compensation in connection with options granted to employees and service providers	-	-	12	-	-	-	-	-	12
Forfeiture and expiration of options granted previously to employees and service providers	-	20	(20)	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	1,522	323	213	-	-	686	-	-	2,744
BALANCE AS OF MARCH 31, 2017	2,711	54,140	992	538	(1,117)	686	1,057	(55,349)	3,658

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-6

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
	2018	2017
	Unaudited
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	(1,310)	(1,143)
Income tax paid	(2)	(4)
Net cash used in operating activities	(1,312)	(1,147)

CASH FLOWS FROM INVESTING ACTIVITIES -
Purchase of intangible assets	(2)	-
Net cash used in investing activities	(2)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	-	6,513
Proceeds from exercise of warrants	-	1
Receipts on shares account	-	3
Net cash flow generated from financing activities	-	6,517

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,314)	5,370
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,828	3,001
GAIN FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	6	49
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,520	8,420

Supplementary information on activities not involving cash flows -
Exercise of warrants	-	984

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-7

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed consolidated statements of cash flows:

	Three months ended
	March 31,
	2018	2017
	Unaudited
	USD in thousands
Net cash used in operations:
Loss for the period before taxes on income	(1,076)	(2,009)
Adjustment in respect of:
Profit on change in the fair value of warrants issued to investors	(63)	(197)
Gain from exchange differences on cash and cash equivalents	(6)	(49)
Inventory impairment	45	297
Depreciation	10	15
Amortization	2	5
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	-	908
Stock-based compensation in connection with options granted to employees and service providers	38	12

Changes in operating asset and liability items:
Increase in accounts receivables - trade	(4)	(47)
Decrease (increase) in other current assets	(49)	65
Decrease in accounts payables – trade and contract liability	(108)	(203)
Increase (decrease) in other current liabilities	(134)	43
Decrease in inventory	35	17
Net cash used in operations	(1,310)	(1,143)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-8

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Medigus Ltd. (the “Company”) was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 8496500.

On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”).

The Subsidiary has not been engaged in any business activities until October 2013.

On October 1, 2013, the Company and its Subsidiary entered into an inter-company agreement whereby the Subsidiary provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium.

The Company together with its subsidiary (hereinafter – the “Group”) is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group’s research and development activities have been focused in developing and manufacturing of the Medigus Ultrasonic Surgical Endostapler (hereinafter - “MUSE”) endoscopy system, an FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, the Group continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment.

F-9

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

b.	During the three months period ended March 31, 2018, the Group incurred a total comprehensive loss of USD 1.1 million and negative cash flows from operating activities of approximately USD 1.3 million. As of March 31, 2018, the Group had accumulated deficit of approximately USD 57.0 million. Based on the projected cash flows, cash and cash equivalents and short-term deposit balances as of March 31, 2018, which both aggregated to approximately USD 5.0 million, management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the sign-off date of these interim condensed consolidated financial statements. As a result, there is a substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include continuing commercialization of the Group’s products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships and others. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or even cease operations.

The interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

a.	The Group’s interim condensed consolidated financial information as of March 31, 2018, and for the three-month interim period ended on that date (hereinafter - “the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’. The interim financial information does not include all of the information and disclosures required in annual consolidated financial statements. The interim financial information should be read in conjunction with the 2017 annual consolidated financial statements and its accompanying notes thereto issued March 22, 2018, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board. Interim results are not indicative of future or full year results. These interim condensed consolidated financial statements were approved on June 11, 2018.

b.	Estimates

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual consolidated financial statements for the year ended December 31, 2017.

F-10

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

c.	Amendments to existing standards which effective since 2018:

a)	International Financial Reporting Standard 15 “Revenues from Contracts with Customers” (hereinafter – IFRS 15):

IFRS 15 replace the directives on the subject of recognizing revenues that previously existing under International Financial Reporting Standards and introduces a new revenue model from customer contracts.

The core principle of IFRS 15 is that revenues from contracts with customers must be recognized in a way that reflects the transfer of control of goods or services supplied to customers in the framework of the contracts by amounts which reflect the proceeds that the entity expects that it will be entitled to receive for those goods or services.

IFRS 15 sets forth a single model for recognizing revenues, according to which the entity will recognize revenues according to the said core principle by implementing five stages:

(1)	Identifying the contract(s) with the customer.

(2)	Identifying the separate performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to separate performance obligations in the contract.

(5)	Recognizing revenue when (or as) each of the performance obligations is satisfied.

The Group applies IFRS 15 retroactively starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 15 did not have a material effect on the Group’s consolidated balance sheets and consolidated statements of loss and other comprehensive loss.

F-11

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

b)	International Financial Reporting Standard 9 “Financial Instruments” (hereinafter – “IFRS 9”):

IFRS 9 deals with the classification, measurement and recognition of financial assets and financial liabilities. The full version of IFRS 9 was published in July 2014. This Standard replaces the present existing directives in International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (hereinafter – “IAS 39”) regarding the classification and measurement of financial instruments. IFRS 9 leaves the measurement model connected with measuring financial assets, but simplifies it and sets forth three main categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification is based on the business model of the entity and on characteristics of the contractual cash flows of the financial asset. Investments in capital instruments will be measured at fair value through profit or loss. Nevertheless, the entity’s management can choose, on the date of initial recognition, irrevocably, to present the changes in fair value of an investment in a capital instrument in other comprehensive income, without recycling them to profit or loss.

The Standard presents a new model for an impairment of financial instruments, based on the Expected Credit Loss Model. This model replaces the existing model in IAS 39, which is based on the Incurred Loss Model. The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value in other comprehensive income and contract assets under IFRS 15 Revenue from Contracts with Customers. The new model, may result in an earlier recognition of credit losses.

Regarding classification and measurement of financial liabilities, there were no changes, excluding the recognition of changes in the fair value of liabilities designated to the fair value through “profit or loss” category, resulting from the entity’s own credit risk, in other comprehensive income.

The Group applies IFRS 9 retroactively starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 9 did not have a material effect on the Group’s consolidated balance sheets and consolidated statements of loss and other comprehensive loss.

F-12

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value

Financial instruments are measured at fair value, according to valuation methods. Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the group’s financial liabilities measured at fair value, net of unrecognized Day 1 Loss:

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Fair value of warrants	938	1,028
Unrecognized Day 1 Loss	(442)	(469)
Warrants, net	496	559

NOTE 4 - INVENTORY:

Composed as follows:

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Current assets:
Raw materials and supplies	67	67
Work in progress	56	79
Finished goods	15	34
	138	180

Non-current assets:
Raw materials and supplies	525	557
Work in progress	26
Provision for impairment of raw materials and supplies	(342)	(297)
	209	260

Determining the net realizable value in connection with the Company’s inventory requires significant judgment. The Company will continue to monitor such net realizable value in future periods to determine whether events and changes in circumstances such as further deterioration in the business climate, changes in management’s business strategy or downward changes of Company’s forecast, warrant further recognition of inventory impairment.

F-13

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - REVENUES:

Disaggregation of Revenue

The table below set forth our revenues by product for the periods presented:

	Three month ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	USD in thousands
MUSE™ system and related equipment	21	47	161
Miniature camera and related equipment	46	67	306
Total	67	114	467

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

1):

	Three month ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited
	USD in thousands
Payroll and related expenses to the Chief Executive Officer of the Company*	104	77	478
Compensation to the directors of the Company, all not employed by the Company	18	16	71

*	Includes granted options benefit aggregated to USD 7 thousand and USD 1 thousand for the three months period ended March 31, 2018 and 2017, respectively and USD 11 thousand for the year ended December 31, 2017.

2)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company maintain an active Directors and Officers’ insurance policy. The annual premium of the current policy was $80 thousand, such policy provide a coverage of $12 million with various deductible amounts not exceeding $350,000 based on the claim geographic region.

b.	Balances with related parties:

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Current liabilities, presented within the balance sheets among “accounts payable and accruals” line item:
Directors fee	18	16
Chief Executive Officer bonus provision	-	56
	18	72

F-14